UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2022

Parker Clay Global, PBC

Delaware

(State or other jurisdiction of incorporation or organization)

85-1267535

(I.R.S. Employer Identification No. )

133 E. Anapamu St, Santa Barbara, California 93101

(Address of Principal Executive Offices)

(805)-699-5144

(Phone)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Parker Clay Global, PBC (the “Company”, “Parker Clay Global,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

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Parker Clay Global, PBC

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2022

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PART II

PARKER CLAY GLOBAL, PBC

Item 1. Business

The Company

PARKER CLAY GLOBAL, PBC (“we,” “our,” “us,” and “Company”) was originally incorporated in California on April 7, 2014 as a limited liability company under the name Parker Clay LLC. The Company then incorporated in Delaware on March 11, 2020 as a public benefit corporation under the name Parker Clay Global, PBC. On March 11, 2020, Parker Clay Global, PBC acquired 100% of the membership interests of Parker Clay LLC in exchange for 9,000,000 shares of the Company’s common stock. As part of the acquisition of Parker Clay LLC, the Company also acquired Parker Clay LLC’s interests in 99% of PCE Ventures Manufacturing Private Limited Company, which was formed by Parker Clay LLC on May 25, 2018 in Addis Ababa, Ethiopia to act as the Company’s manufacturing subsidiary in Ethiopia. Except for manufacturing done under PCE Ventures Manufacturing Private Limited Company, all operations are contained within Parker Clay LLC.

On August 11, 2022 the Company (i) created its Class A and Class B common stock with its original common stock now comprising Class A common stock, (ii) authorized 100,000,000 shares of Class A common stock, (iii) authorized 59,000,000 shares of Class B common stock, (iv) authorized 41,000,000 shares of preferred stock, (v) designated 40,322,500 shares of preferred stock as Series A Preferred Stock, and (vi) effectuated a 10 for 1 forward stock split of its common stock into shares of Class A common stock.

The Company has been incorporated as a public benefit corporation (a PBC). Unlike traditional corporations incorporated in Delaware where the duty of the directors is to maximize profits and value for the stockholders, a PBC is a for-profit corporation that is also intended to produce a public benefit and to operate in a responsible and sustainable manner. To that end, a PBC should be managed in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the corporation’s conduct, and the public benefit. Our public benefit purpose is that of producing a material positive impact on environmental challenges and charitable causes, taken as a whole, assessed against a third-party standard.

Any action to enforce the balancing requirement of a Delaware PBC may not be brought unless the plaintiffs in such action own individually or collectively, as of the date of instituting such action, at least 2% of the corporation’s outstanding shares. To convert from a PBC to a conventional corporation will take a vote of a majority of our voting stock. PBC’s are taxed in the same manner as conventional general corporations. Except as modified by the rules specifically applicable to public benefit corporations under Delaware General Corporation Law (“DGCL”) Section 365, all other rules applicable to general corporations under the DGCL apply to the Company.

Our Business

We are in the business of crafting premium, sustainable leather bags and products that provide dignified employment and uplift women out of exploitation. We do this through its subsidiaries, PCE Ventures Manufacturing Private Limited Company (which serves as the Company’s manufacturing subsidiary in Ethiopia) and Parker Clay LLC, which conducts all other business operations.

At Parker Clay, we make a Better Bag for a Better World. We are a vertically integrated designer, manufacturer, marketer, and seller of luxury handbags for women and men. Our products include tote bags, shoulder bags, crossbody bags, bucket bags, clutches, belt bags, pouches, travel bags, messenger bags, laptop bags and small leather goods such as wallets, card holders, collars, belts and straps.

We source our leather and manufacture our products in Ethiopia. Why Ethiopia? While living in Addis Ababa, Ethiopia, our co-founders, Ian Bentley and Brittany Bentley, discovered that Ethiopia is home to some of the finest leather materials and leatherworkers. They met incredible women overcoming the odds, discovered beautiful traditions, and learned about world-class materials that have been the backbone of luxury brands for decades, but with no recognition or growth to show for it. From there, an idea was born: they could bring these beautiful products to the world, create jobs to empower vulnerable women, and celebrate traditional, sustainable, and ethical craftsmanship all at once.

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In 2014, the Company was founded to provide its consumers with the finest handbags and leather products without the exploitation of its workers and our planet. At Parker Clay, we hire at-risk women, pay living wages and benefits, and provide skills training, career advancement, and financial literacy opportunities to all of our employees.

Our Process

We purchase our raw materials from local tanneries in Ethiopia. Addis Ababa is a market city and trading hub for the surrounding agricultural lands, much of which is dedicated to cattle ranching. Many of these ranches are family-owned and operated. We hand select our full grain leather and suede to ensure quality, durability and beauty. We can pay top dollar for the leather, encouraging the local ranches to meet our demand.

Our materials then arrive at our factory where we employ at-risk woman that we meet through our local partners. By manufacturing in-house, we are able to control the quality and timing of our products. Further, by manufacturing our own products, we are able to control our supply chain and bring designs to market in a matter of days as compared to months or years like our competitors.

Once complete, finished products are shipped to our warehouse in Santa Barbara, CA. From there, our warehouse fulfills our customers’ orders and ships inventory to our retail stores. Shipments generally go out within 24 hours of a customer placing their order. Our commitment to bettering the planet doesn’t end at production; we ship all of our products to customers in a reusable organic cotton storage bag packaged in a recyclable paper box.

Sales Channels

We sell our products through the following channels: retail store locations, direct to consumer, and wholesale.

We currently have three retail stores in California and one retail location in Denver, CO. These stores currently represent approximately 8% of our total sales. Our products are also sold wholesale, which sales currently represent 14% of our sales. The rest of our sales are direct to consumer through our website and corporate (business to business) sales.

Market Information

According to Business of Fashion (BoF), the global handbag market is estimated at $72B with that number set to grow to $100B by 2027. The sustainable product market is estimated at $150B, with sustainable products growing 5.6 times faster than conventional products from 2013-2018. Ninety percent of Millennials (generally born 1982-1996) will buy from a brand if they believe in its social and environmental claims.

Our target market consists primarily of women ages 25-55 years old who are interested in social and environmental issues, with a large segment within the Millennial generation. To appeal to our market and increase brand awareness, we have partnered with celebrities to create a line of handbags sponsored by celebrities like Mandy Moore, Whoopi Goldberg and Mary-Louise Parker.

Competitive Conditions

The global premium leather handbag and accessories industry is highly competitive. The Company competes primarily with European and American luxury and accessible luxury brands as well as private label retailers. Over the last several years these industries have grown, encouraging the entry of new competitors as well as increasing the competition from existing competitors. We compete with many other entities which may have greater resources or operating experience than we do. We consider the following among some of our top competitors:

●	Coach
●	Kate Spade
●	Gucci
●	Louis Vuitton

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Intellectual Property

We have trademarked the name “Parker Clay” in the U.S. for Class 18, Backpacks; Purses; Wallets; All-purpose carrying bags; Leather bags; Leather pouches; Travelling bags, Registration No. 5594693. We have also trademarked “We go together” Class 18, Backpacks; Purses; Wallets; All-purpose carrying bags; Leather bags; Leather pouches; Travelling bags, Registration No. 6252615;and “VIPurpose” for Class 35, Arranging and conducting incentive reward programs to promote the sale of backpacks, purses, wallets, all-purpose carrying bags, leather bags, leather pouches and travelling bags, Registration No. 6252614.

Employees

At the time of filing, the Company, directly or through its subsidiaries, currently has approximately 221 employees, 218 of which are full-time employees and three of which are part-time; however, due to the revolving nature of retail and factory employment, such numbers may change at any time. Approximately 200 of our full-time employees work for PCE in Ethiopia.

Government Regulation

Most of the Company’s imported products are subject to duties, indirect taxes, quotas and non-tariff trade barriers that may limit the quantity of products that we may import into the United States and other countries or may impact the cost of such products.

We are also subject to general business regulations and laws as well as Federal and state regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet, e-commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Transfer Agent

We have engaged DealMaker Transfer Agent LLC as our transfer agent, located at 16540 Pointe Village Drive, Suite 201j, Lutz, Fl 33558.

Bankruptcy, Receivership, Etc.

Not applicable.

Legal Proceedings

We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

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Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of this Annual Report. The consolidated financial statements include the accounts of the Company and its operational wholly owned subsidiaries.

General

The consolidated financial statements include the accounts of the Company and its operational wholly owned subsidiaries.

Results of Operations for Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenues decreased $488,167 from $4,832,839 in 2021 to $4,344,672 in 2022. The decrease was due to a strategic reduction of budget assigned to advertising for direct-to-consumer online sales.

Cost of Goods Sold decreased $515,404 from $1,773,111 in 2021 to $1,257,707 due, in part, to the decrease in revenue. However, Cost of Goods Sold decreased by 8% of revenue due to an intentional focus on increasing the margins on each product sold.

Officers and director’s compensation increased $17,120 from $278,996 in 2021 to $296,116 in 2022. Strategic consulting fees decreased $22,939 from $83,160 in 2021 to $60,221 in 2022.

Marketing expenses decreased $1,162,202 from $2,054,321 in 2021 to $892,119 in 2022.

Rent expense increased $121,000 from $176,000 in 2021 to $297,000 in 2022, due to moving to a larger factory in Ethiopia and opening two more retail locations in 2022, as well as base rent increases to existing leases.

Professional fees increased $22,329 from $118,604 in 2021 to $140,932 in 2022.

Depreciation of property and equipment decreased $5,103 from $39,601 in 2021 to $34,498 in 2022. There are no intangible assets to amortize.

Other operating expenses decreased $113,693 from $2,088,818 in 2021 to $1,975,125 in 2022. The decrease was due largely to software and merchant processing fees, taxes and licenses and office expenses in 2022 compared to 2021.

Net operating loss decreased $1,058,538 from $1,969,804 in 2021 to $911,266 in 2022. The primary decrease in the loss was due to marketing expense efficiency improvements as well as increases in product margins.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash and cash equivalents of $710,076 and working capital of $399,544. This amount is expected to last approximately 12 months.

The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The company believes that its revenues will be sufficient to fund its operations over the next 12 months. The Company intends to continue to raise capital through its Regulation A offering, partial proceeds of which will be used to expand the Company’s operations.

We currently have no commitments with any person for any capital expenditures.

We have no off-balance sheet arrangements.

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Item 3. Directors and Officers

Our board of directors is elected annually by our shareholders. The board of directors elects our executive officers annually. Our directors and executive officers as of April 15, 2023 are as follows:

Name	Position	Age	Term of Office
Ian Bentley	CEO, Secretary, Director, Chairman	39	May, 2015 – Present
Kiah Jordan	CFO	39	May, 2018 – Present
Brittany Bentley	Chief Creative Officer	40	May, 2015-Present
Kibreab Lomencho	Deputy General Manager of PCE (Significant Employee)	38	May, 2018-Present

Each of the above-named directors and executive officers work full time for the Company.

Ian Bentley, CEO, Secretary, Director and Chairman of the Board of Directors. Ian Bentley brings executive level expertise and leadership in sales, marketing, management, asset management, and business development in both domestic and international markets. Prior to starting Parker Clay in 2014, Ian served as Vice President of Sales and Marketing for JM Development, Inc., and as President for the Zia Group, both established and top performing real estate development and sales enterprises in California. Ian has served on non-profit boards in Ethiopia and United States, helping to address the issues of human trafficking and creating sustainable job opportunities. Ian’s commitment is to make a products that show case the finest Ethiopian leather and craftsmanship, while providing meaningful job opportunities, vocational training, and living wages for at-risk women. He has a Bachelor’s degree in Business, Marketing and Management from California State University San Marcos, where heal so won the school’s leadership achievement award. Ian has also spoken on the TEDx stage, where he has shared his vision to bring passion, purpose, and profit together in the fashion industry Ian has not held any other position since forming Parker Clay.

Kiah Jordan, CFO. Kiah Jordan has been with Parker Clay since 2016, providing financial management, analysis, and strategy for both the US and Ethiopian entities. However, prior to May, 2018, Kiah did not receive compensation for his services. In his role, he focuses on corporate structure, investor relations, and board governance. In addition to his role at Parker Clay, Kiah founded Impact Family Office, a California benefit corporation, in 2016, and serves as a professional fiduciary and trustee to families and estates throughout Southern California. He is a Certified Financial Planner™, Chartered Financial Consultant®, Licensed Professional Fiduciary and holds dual Bachelor’s degrees in both Economics and Spanish from Westmont College. He also has a Master’s of Science in Social Entrepreneurship from the University of Southern California’s Marshall School of Business. Kiah performs services through his company, Impact Family Office, which he founded in April, 2016 and currently serves as CEO, CFO and Secretary of Impact Family Office. Kiah currently serves as a Director for various non-profits: Vice-President for Santa Barbara Rescue Mission, Chairperson and President for Santa Barbara County Food Action Network, and Treasurer for Leading From Within.

Brittany Bentley, Chief Creative Officer. With a lifelong passion for all things design and style, Brittany Bentley began her career as a graphic designer in early 2003 at a Fortune 50 company. Drawing on inspiration from both Ethiopian craftsmanship and timeless California styles, Brittany created the earliest Parker Clay designs while living in Addis Ababa. Today, Brittany serves as Co-Founder and Chief Creative Officer of Parker Clay. She leads the ins-and-outs of new product design and development while still guiding the brand to maintain the original vision. Brittany has a Bachelor’s degree in Design and Applied Arts from San Diego State University. Brittany’s sole position since starting with the Company in 2015 has been as Chief Creative Officer of the Company.

Kibreab Lomencho, Deputy General Manager of PCE. Kibreab was born and raised in Awassa, Ethiopia. After graduating from Jimma University Law School, he served as an assistant judge in the Supreme Court and then was appointed as High Court judge where he served for five years before he became a licensed lawyer. He served as a senior consultant and lawyer for Cherokee Consulting PLC from November 2014 to March 2019. Kibreab is an anti-corruption activist, and was the Executive Director of Transparency Ethiopia, an organization fighting against corruption. In his role as Deputy General Manager for PCE Manufacturing Ventures PLC, Kibreab oversees and runs all Ethiopia operations including procurement, manufacturing, finances, and exporting.

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Board Committees

We have not established an audit committee, compensation committee, or nominating committee.

Family Relationships

Brittany Bentley and Ian Bentley are a married couple. Other than the foregoing, there are no familial relationships between any of our officers and directors.

Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five (5) years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Director Independence

The Company is not currently listed on any national securities exchange that has a requirement that the board of directors be independent. No member of the board of directors is independent.

Code of Ethics

We have not adopted a Code of Ethics; however, we have adopted a B Corporation Handbook as required by B Labs for the certification as a B-Corp.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers and directors for all services rendered in all capacities to us during the previous fiscal year ended as of December 31, 2022.

Executive Summary Compensation Table
Name and principal position	Capacities in Which Compensation was Received	Cash Compensation	Other Compensation	Total Compensation
Ian Bentley(1)	CEO, Secretary, President and Director	$130,625	$12,000	$142,625
Kiah Jordan(2)	CFO	$46,741	$0	$46,741
Brittany Bentley(3)	Chief Creative Officer	$118,750	$0	$118,750

(1)	Ian Bentley does not have a written employment agreement with the Company; however, the Company has agreed to pay him a salary of $150,000 per year plus other compensation in the form of home office rent and personal vehicle use. Ian Bentley drives a Company vehicle with such expenses being allocated on the financials as a distribution at the end of the fiscal year.
(2)	Kiah Jordan is compensated as an independent contractor through his company Impact Family Office, a California benefit corporation.
(3)	Brittany Bentley does not have a written employment agreement with the Company; however, the Company has agreed to pay her a salary of $125,000 per year plus other compensation in the form of personal vehicle use. Brittany Bentley drives a Company vehicle with such expenses being allocated on the financials as a distribution at the end of the fiscal year.
(4)	Each of the foregoing individuals is paid through Parker Clay LLC.

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Our only director is Ian Bentley, who we do not compensate separately for his role as director. To the extent we have additional directors in the future, we do not intend to pay such directors salary or cash compensation, but may issue them common stock, with such compensation to be determined by the board of directors in the future when applicable.

Equity Incentive Plan

We adopted the “Parker Clay Global, PBC 2021 Equity Incentive Plan” on October 12, 2021 (“ESOP”). Pursuant to the ESOP, the Company has reserved 10,000,000 shares of its Class A common stock (after adjusting for forward stock split) for issuance under the ESOP. Options under the ESOP may be issued as incentive stock options or non-qualified stock options. The Company may also issue restricted stock units and stock appreciation rights under the ESOP. Incentive stock options may only be issued to employees of the Company and its subsidiaries and are subject to numerous other restrictions in order to comply with applicable tax provisions under the Internal Revenue Code. The board of directors has broader discretion with regard to other awards issuable under the ESOP. To date, the Company has issued non-qualified stock options for 2,342,550 shares of common stock (now Class A common stock) to non-executive employees.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the ownership, as of April 15, 2023, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of April 15, 2023, there are 90,000,000 shares of Class A common stock outstanding, 1,272,516 shares of Class B non-voting common stock outstanding, and 0 shares of Series A Preferred Stock outstanding, for a total of 90,000,000 votes eligible to be cast in any Company vote.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership(1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class A common stock	Bentley Family Trust dated December 13, 2017 133 E. Anapamu St, Santa Barbara, CA 93101	90,000,000	N/A	100%

(1)	Ian Bentley, our CEO, President, Director, Chairman and Secretary, and Brittany Bentley, our Chief Creative Officer, are the initial beneficiaries and trustees of the Bentley Family Trust dated December 13, 2017. No other officers or directors hold any stock in the Company and no other shareholders own more than 10% of the issued and outstanding stock.

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Item 5. Interest of Management and Others in Certain Transactions

Except as described herein (or within the section entitled Executive Compensation of this prospectus), none of the following parties (each a “Related Party”) has, in our fiscal years ended 2021 and 2022 had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our directors or officers;
●	any nominee for election as a director;
●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

The Company purchases its inventory of leather finished goods from PCE’s facility in Ethiopia, which the revenues and associated costs are eliminated on consolidation. Monetary and non-monetary related party transactions that have commercial substance are measured at the exchange amount when they are in the normal course of operations, except when the transaction is an exchange of a product or property held-for-sale in the normal course of operations. Where the transaction is not in the normal course of operations, it is measured at the exchange amount when there is a substantive change in the ownership of the item transferred and there is independent evidence of the exchange amount. All other related party transactions are measured at the carrying amount.

As of December 31, 2022 and 2021, the Company had a loan receivable from a shareholder of $46,033 and $57,568, respectively. This loan receivable was entered into on January 1, 2021, with an interest rate of approximately 1% with a maturity date of December 2029. Annual payments of $12,000 each for years ended December 31, 2022 and 2021 were not paid in cash, instead the company rented the shareholder’s property to be used as a home office in 2021 and 2022 for $1,000 each month.

In 2022, included in the loan receivable current portion are advances to a shareholder amounting to $19,028 due to travel expenses, and were paid subsequently in full in January 2023.

Item 6. Other Information –

None.

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Item 7. Financial Statements

Parker Clay Global, PBC

Financial Statements and Independent Auditors’ Report

F-1

INDEPENDENT AUDITOR’S REPORT

To the Stockholder of Parker Clay Global, PBC and Subsidiaries:

Opinion

We have audited the accompanying consolidated financial statements of Parker Clay Global, PBC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, stockholder’s deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parker Clay Global, PBC and Subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company had net losses of $911,000 for the year ended December 31, 2022 and a stockholder’s deficit of approximately $4,950,000 as of December 31, 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Margate, Florida

April 27, 2023

F-3

Parker Clay Global, PBC and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2022 and 2021

	2022	2021
ASSETS
Cash	$710,076	$1,632,450
Accounts receivable, net	81,728	37,659
Inventory	1,202,846	1,140,788
Prepaid expenses and other assets	191,197	53,302
Loan receivable - related party, current portion	30,665	11,535
Current Assets	2,216,512	2,875,734
Property and equipment, net	99,064	127,218
Loan receivable - related party, net of current portion	34,396	46,033
Security deposits	64,700	63,413
Right of Use Asset	326,105	-
Total Assets	$2,740,777	$3,112,398

LIABILITIES AND STOCKHOLDER’S DEFICIT
Liabilities
Accounts payable	$509,608	$681,288
Accrued expenses	239,261	326,939
Overdraft Facility	152,697	-
Notes payable, current portion	100,000	-
Loan payable, current portion	357,297	-
Term loan, current portion	50,531	224,333
Warrant liability	185,325	164,194
CARES Act loan, current portion	3,207	3,750
Short term loans payable	2,881	15,335
Right of Use Lease Liability, current portion	216,162	-
Current Liabilities	1,816,968	1,415,839
Non - Current Liabilities
Loan payable, net of discount of $115,183	1,027,520	1,341,077
Note payable and accrued interest	925,000	1,025,000
SAFE liabilities	3,439,328	3,139,328
Term loan, net of current portion	220,920	131,647
CARES Act loan, net of current portion	146,649	149,195
Right of Use Lease Liability, net of current portion	114,334	-
Total Liabilities	7,690,719	7,202,086
Commitments and Contingencies (Note S)
Stockholder’s Deficit
Common stock - $0.00001 par value, 100,000,000 shares authorized, 90,000,000 shares issued and outstanding, respectively	900	900
Additional paid-in capital	21,998	21,998
Accumulated deficit	(4,809,760)	(3,898,494)
Accumulated other comprehensive income	(160,825)	(211,871)
Non-controlling interests	(2,255)	(2,221)
Total stockholder’s deficit	(4,949,942)	(4,089,688)
Total liabilities and stockholder’s deficit	$2,740,777	$3,112,398

The accompanying notes are an integral part of these consolidated financial statements

F-4

Parker Clay Global, PBC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022 and 2021

	2022	2021
Revenues	$4,344,672	$4,832,839
Cost of sales	1,257,707	1,773,111
Gross profit	3,086,965	3,059,728

Operating expenses
General and administrative	2,803,892	2,785,179
Sales and marketing	892,264	2,055,067
Total operating expenses	3,696,156	4,840,246

Operating loss	(609,191)	(1,780,518)

Other income (expense)
Other income (expense)	18,269	1,712
Interest income	2,695	12,249
Interest expense	(301,942)	(201,568)
Fair value adjustment - warrant liability	(21,131)	(1,626)
Total other income (expense)	(302,109)	(189,233)
Net loss	(911,300)	(1,969,751)
Less net loss attributable to non-controlling interests	(34)	53
Net loss attributable to Parker Clay Global, PBC	(911,266)	(1,969,804)
Net Loss Per Share:
Basic and Diluted	(0.01)	(0.22)

Weighted Average Common Shares Outstanding:
Basic and Diluted	90,000,000	9,000,000

Other comprehensive loss:
Foreign currency translation gain/(loss)	51,046	(36,943)
Comprehensive loss	$(860,254)	$(2,006,694)

The accompanying notes are an integral part of these consolidated financial statements

F-5

Parker Clay Global, PBC and Subsidiaries

Consolidated Statements of Stockholder’s Deficit

For the years ended December 31, 2022 and 2021

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total Stockholder’s
	Shares	Amount	Capital	Deficit	Income (Loss)	interests	Deficit

Balance - December 31, 2020	90,000,000	$900	$-	$(1,928,690)	$(174,928)	$(2,274)	$(2,104,992)
Stock based compensation - options	-	-	21,998	-	-	-	21,998
Currency translation adjustment	-	-	-	-	(36,943)	-	(36,943)
Net income (loss)	-	-	-	(1,969,804)	-	53	(1,969,751)
Balance - December 31, 2021	90,000,000	900	21,998	(3,898,494)	(211,871)	(2,221)	(4,089,688)
Currency translation adjustment	-	-	-	-	51,046	-	51,046
Net income (loss)	-	-	-	(911,266)	-	(34)	(911,300)
Balance - December 31, 2022	90,000,000	$900	$21,998	$(4,809,760)	$(160,825)	$(2,255)	$(4,949,942)

The accompanying notes are an integral part of these consolidated financial statements

F-6

Parker Clay Global, PBC and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows From Operating Activities
Net loss	$(911,300)	$(1,969,751)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,498	39,601
Discount amortization	43,740	3,645
Foreign currency translation gain/(loss)	-	(36,943)
Fair value adjustment - warrant liability	21,131	1,626
Stock based compensation - options	-	21,998
Changes in operating assets and liabilities:
Accounts receivable, net	(52,641)	(28,825)
Inventory	(74,900)	(290,058)
Prepaid expenses and other assets	(140,377)	64,517
Security deposits	(1,337)	(53,221)
Accounts payable	(128,775)	312,895
Accrued expenses	(77,355)	23,240
Net change in right of use assets and liabilities	4,391	-
Net Cash Used in Operating Activities	(1,282,926)	(1,911,276)
Cash Flows From Investing Activities
Loan receivable advances - related party	(19,028)	(69,000)
Loan receivable payments received - related party	11,535	11,432
Purchase of property and equipment	(10,496)	(14,495)
Net Cash Used in Investing Activities	(17,989)	(72,063)
Cash Flows From Financing Activities
Proceeds from loan payable	-	743,189
Proceeds from notes payable	-	275,000
Payments on notes payable	-	(150,000)
Proceeds from term loan	-	281,066
Payments on term loan	(29,707)	(290,624)
Proceeds from overdraft facility	123,792	-
Payments on short term loans payable	(12,454)	(111,733)
Proceeds from SAFE obligations	300,000	1,285,000
Payments on EIDL loan	(3,089)	-
Proceeds from line of credit	-	750,000
Net Cash Provided by Financing Activities	378,541	2,781,898
Net Change in Cash	(922,374)	798,559
Cash - Beginning	1,632,450	833,891
Cash - Ending	$710,076	$1,632,450
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$(270,438)	$(226,039)
Cash paid during the year for income taxes	$-	$-
SAFE refinance of convertible debt	$-	$1,769,327
Line of credit refinance with loan payable	$-	$753,144
Warrant liability at loan origination	$-	$162,568
Right of Use Liability	$330,496	$-

The accompanying notes are an integral part of these consolidated financial statements

F-7

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Note A – Organization and Description of Business

Parker Clay Global, PBC and Subsidiaries (hereafter the “Company”), a Delaware corporation, engaged in the crafting of premium sustainable leather goods from Ethiopia. The principal place of business for the Company is located in California. On August 11, 2022, the Company amended its articles of incorporation whereby it authorized authorize to convert all issued and outstanding common stock to Class A Common Stock, perform a 10-for-l forward stock split of the Class A Common Stock (“Stock Split”). All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the financial statements to reflect the stock split.

Note B – Significant Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and includes the accounts of Parker Clay Global, PBC (“PBC”), Parker Clay, LLC (“LLC”), and PCE Ventures Manufacturing, PLC (“PCE”) (collectively, the “Company”). LLC owns a majority (99%) of PCE with a noncontrolling interest (1%) is owned by Ethiopian investors. LLC is a wholly owned subsidiary of PBC and are therefore consolidated into PBC. All intercompany balances and transactions have been eliminated.

Accounting Standards Codification

All references in the consolidated financial statements to the Codification refer to the Accounting Standards Codification (“ASC”) and the accounting principles generally accepted in the United States of America issued by the Financial Accounting Standards Board. The Codification is the single source of authoritative GAAP in the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at one financial institution. At times, cash may be in excess of FDIC insurance limits. As of December 31, 2022 cash balances exceeded FDIC insurance limits by approximately $310,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable, Net

The majority of the Company’s revenue is generally paid on delivery of goods, however, the Company provides limited credit in the normal course of business to selected corporate customers based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Payment terms for all ecommerce customers are due immediately. Payment terms for corporate business to business clients vary by client. Typically, terms will require a deposit upfront and balance upon shipment, or Net 30 or 60 days for corporate clients.

F-8

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Accounts receivables consist primarily of trade accounts receivable for corporate customers and funds in transit are credit card payments to be received from the Company’s ecommerce platform. Receivables that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible. As of December 31, 2022 and 2021, there was no allowance for doubtful accounts. Additionally, as of December 31, 2022 and 2021, the Company has an estimate for sales returns that is included in accounts receivable for $53,308 and $62,000, respectively.

Inventory

Inventories are stated at the lower of cost or net realizable value. Work in progress costs are stated at costs incurred to date. Finished goods inventories include material, labor and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. As of December 31, 2022 and 2021, there was no obsolesce reserve needed or recorded.

Property and Equipment, Net

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation, and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Impairment of Long-Lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment the Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is determined regarding a long-lived asset if its carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable when it exceeds the sum of the undiscounted cash flows expected to result from use of the asset over its remaining useful life and final disposition. The Company did not record any impairments related to long lived assets during the years ended December 31, 2022 and December 31, 2021.

Revenue Recognition

The Company follows Revenue from Contracts with Customers (Topic 606) (“ASC 606”). The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects to receive in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance.

Revenue represents the consideration received or receivable from customers for goods provided, net of trade discount, estimated sales allowances, returns, volume rebates and sales taxes. The Company’s revenue consists of a single performance obligation and is recognized upon shipment of various leather products to ecommerce customers and to corporate clients and upon delivery of leather products at retail locations.

Our ecommerce and retail customers are allowed to return their purchases within 30 days for a refund or exchange. There are no returns or exchanges for corporate customers.

F-9

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Stock based compensation

Stock-based compensation for stock options to employees and non-employees are based upon the fair value of the award on the date of grant. The compensation cost is recognized over the requisite service period, which is generally the vesting period, and is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. The expected life represents the term the options granted are expected to be outstanding. The expected volatility was determined using the historical volatility of similar publicly traded companies. The risk-free interest rate is based on the U.S. Treasury rate in effect at the time of grant.

Income Taxes

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company adopted ASU 2016-17, Balance Sheet Classification of Deferred Taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the consolidated balance sheets. As a result, each jurisdiction will only have one net noncurrent deferred tax asset or liability.

The Company has evaluated its tax positions for any uncertainties based on the technical merits of the positions taken. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the consolidated financial statements.

Management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the years ended December 31, 2022 and 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. The Company’s 2019 through 2022 tax years are open for examination for federal and state taxing authorities.

Fair Value

The Company’s financial assets carried at fair value have been classified, for disclosure purposes, based upon a hierarchy defined by ASC Topic 820, Fair Value Measurement. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). Classification is based on the lowest level input that is significant to the asset or liability. For example, a Level 3 fair value measurement may include inputs that are both observable (Level 2) and unobservable (Level 3).

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses, notes and term loan payables, and SAFE obligation approximate their estimated fair market value based on the short-term maturity of this instrument.

F-10

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

The levels of fair value hierarchy are as follows:

Level 1	Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads, and yield curves.

Level 3	Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

The warrant liability is valued based on the fair market value of these instruments as stipulated in their warrant agreement and are considered a derivative liability.

The following table presents the warrant liability on the consolidated balance sheets by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Warrant liability as of December 31, 2021	$-	$-	$164,194	$164,194
Warrant liability as of December 31, 2022	$-	$-	$185,325	$185,325

Derivative Instruments

ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”), establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the consolidated balance sheets and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings. On the date of conversion or payoff of debt, the Company records the fair value of the conversion shares, removes the fair value of the related derivative liability, removes any discounts, and records a net gain or loss on debt extinguishment. On January 1, 2020 the Company adopted ASU 2017-11 under which down-round features in financial instruments will no longer cause derivative treatment. The Company applies the modified prospective method of adoption. There were no cumulative effects on adoption.

Foreign Currency Gain/Loss

The foreign subsidiary’s (PCE) functional currency is the local currency of operations, and the net assets of foreign operations are translated into U.S. dollars using current exchange rates. PCE performs re-measurements of their assets and liabilities denominated in non-functional currencies on a periodic basis and the gain or losses from these adjustments are included in the consolidated statements of operations and comprehensive loss as foreign exchange gains or losses. For the years ended December 31, 2022 and 2021, exchange losses have amounted to approximately $12,500 and $37,000, respectively, mainly related to fluctuations in exchange rates. Translation gain and losses that arise from the translation of net assets, as well as exchange gains and losses on intercompany balances, are included in other comprehensive loss as PCE’s operations required that it transact in the Ethiopian Birr.

Loss per share

Basic loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as warrants, stock options, and unvested restricted stock, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share applicable to common stockholders, the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. As of December 31, 2022 and 2021, there were 135,500 warrants outstanding and 234,255 stock options.

F-11

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the consolidated balance sheets—the new ASU will require both types of leases to be recognized on the consolidated balance sheets. The ASU on leases will take effect for all non-public companies for fiscal years beginning after December 15, 2021, and will be effective for the year 2022. See note T on the effects on the Company of the new lease standard.

On December 18, 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2019-12, Income Taxes (Topic 740), on Simplifying the Accounting for Income Taxes. The decisions reflected in the ASU update specific areas of ASC 740, Income Taxes, to reduce complexity while maintaining or improving the usefulness of the information provided to users of financial statements. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This ASU did not have a material impact on the financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Note C – Going Concern

The Company experienced a net loss of approximately $911,000 for the year ended December 31, 2022 and a stockholder’s deficit of approximately $4,950,000 as of December 31, 2022. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after issuance of the consolidated financial statements.

The Company’s ability to meet its obligations as it comes due is dependent on improving its cash flows and obtaining financing. While the Company has implemented certain initiatives, there can be no assurance that these measures will be successful.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note D – Inventory

The components of inventory as of December 31, 2022 and 2021 are as follows:

	2022	2021
Raw materials	$542,037	$207,536
Finished goods	660,809	933,252
	$1,202,846	$1,140,788

Note E – Prepaid Expenses and Other Assets

As of December 31, 2022 and 2021, the Company had $191,197 and $53,302, respectively in prepaid expenses and other assets consisting primarily of a VAT receivable and prepaid issuance costs in 2022. The prepaid issuance costs consist primarily of Dealer Broker Fees and Legal fees related to the Regulation A fundraise.

F-12

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Note F – Property and Equipment, Net

Property and equipment consists of the following as of December, 31, 2022 and 2021:

	2022	2021	Useful lives
Vehicles	$102,642	$103,762	5
Computer and office equipment	67,167	74,004	5
Machinery	56,459	56,402	7
Furniture and fixtures	28,929	26,158	7
Leasehold improvements	16,055	7,913	15
	271,253	268,239
Less: accumulated depreciation	(171,782)	(141,021)
Property and equipment, net	$99,064	$127,218

During the year ended December 31, 2022 and 2021, the Company recorded depreciation expense of $34,498 and $39,601.

Note G – Accounts Payable

Accounts payable consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Accounts payable	$91,876	$167,146
Credit card payable	384,681	514,142
	$509,608	$681,288

Note H – Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Accrued payroll	$91,667	$103,727
Accrued expenses	54,352	34,943
Gift card and loyalty points	32,117	115,253
Accrued interest	61,125	73,016
	$239,261	$326,939

Note I – Loan Payable

On November 19, 2021, the Company entered into a $1,500,000 loan payable. Each drawdown will carry interest-only payments through January 31, 2023, followed by 30 principal and interest payments with the first payment due on the last business day of February 2023. The interest rate will be 8% through May 31, 2022, and 12% for the remainder of the loan. In the event of a declared default additional interest will accrue at 1.5% per month on the amount due.

This loan payable matures in July 2025. This loan payable is secured by an interest to the lender in all the undertaking and assets of the Company and is senior debtor to all other loans by the Company. Also, this loan payable includes a warrant in the amount of 135,000 shares (based on 1.5% interest in all outstanding shares) to purchase common stock. The Warrant shall have an exercise period of seven (7) years and will include a “Put Right” whereby Lender may sell the warrant back to the Borrower, coincident with an initial public offering, merger or acquisition, any liquidity event or termination of the warrant, for an amount equal to 25% of the amount funded under this facility. Because of various milestones and criteria and the fact this instrument is to be settled in cash, this warrant liability was considered a derivative and accordingly was fair valued with a grant date fair value of $162,568 and recorded as a discount to this loan (see further details in Note P).

F-13

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

In February of 2023, a restructure of this loan was executed. The restructure extended interest only payments three more months, until the last business day of April 2023. It also extended the loan maturity date to October 2025.

The balance on the loan payable was as follows:

	As of December 31,
	2022	2021
Loan payable	$1,500,000	$1,500,000
Less unamortized debt discount	(115,183)	(158,923)
Loan payable, net of current portion	1,384,817	1,341,077
Less current portion of long-term debt	(357,297)	-
Loan payable, net of current portion	$1,027,520	$1,341,077

Payments required in each of the next five years as of December 31, 2022 are as follows:

2023	$357,296
2024	592,211
2025	550,492
$1,500,000

During 2022, the Company recognized $43,740 of amortization expense, included in interest expense in the consolidated statements of operations, for this debt discount. For the year ended December 31 2022, the Company recognized $145,000 of interest expense for this loan.

Note J – Notes Payable

In 2022 and 2021, the Company had entered into promissory notes payable as follows:

	As of December 31,
	2022	2021
Various notes payable with interest rates ranging between 6%-9% and all maturing in January 2024.	$925,000	$925,000
Related party note payable with interest rates of 9% and maturing in December 2023.	100,000	100,000
	1,025,000	1,025,000
Less current portion of note payable	100,000	-
Notes payable, net of current portion	$925,000	$1,025,000

F-14

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Payments required in each of the next five years as of December 31, 2022 are as follows:

2023	$100,000
2024	925,000
$1,025,000

For the year ended December 31, 2022 and 2021, the Company recognized $75,290 and $95,312, respectively of interest expense for these notes payable.

Note K – SAFE Liabilities

During 2021 and 2022, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount range between 80%-85% with a valuation of $7,500,000. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the conversion price.

Liquidity Event: If there is a liquidity event before the expiration or termination of this SAFE, at the investors option will either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive form the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the Company will pay an amount to the purchase amount, due and payable to the investor immediately.

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, the Company had raised $3,139,328 through these SAFE contracts. In 2022, the Company sold an additional $300,000 SAFE contracts. These SAFE contracts are reflected as long-term liabilities in the accompanying consolidated balance sheets. As of December 31, 2022 the balance of the SAFE contracts is $3,439,328.

Note L – Term Loan

From January 30, 2019 through October 2021, PCE had obtained various term loans from Birhan Bank S.C. with interest rates ranging from 7.25% to 9% with maturity dates of January 2020 through December 2024. In October 2021, PCE changed its banks to Enat Bank, where PCE entered into various term loans and the funds of these loans were received and used by PCE to pay off the Birhan Bank loans. These term loans were at interest rates ranging from 7% to 9% with maturity dates of December 2022 through December 2026. The collateral on some of these loans are PCE’s receivables.

F-15

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

In 2022 and 2021, the Company term loans payable as follows:

	As of December 31,
	2022	2021
Term loans payable	$271,451	$355,980
Less current portion of term loans payable	(50,531)	(224,333)
Term loans, net of current portion	$220,920	$131,647

Payments required in each of the next four years as of December 31, 2022 are as follows:

2023	$50,531
2024	48,432
2025	51,085
2026	53,946
$203,995

For the year ended December 31 2022 and 2021, the Company recognized $20,160 and $12,065 , respectively of interest expense for these short-term loans payable.

Note M – Short Term Loans

As of December 31, 2022 and 2021, the balances of this liability were as follows:

	As of December 31,
	2022	2021
Short term equipment loan maturing in 2023 with interest rates of 3.82%	$2,881	$15,335
	2,881	15,335
Less current portion of short-term loans payable	(2,881)	(15,335)
Short term loans payable, net of current portion	$-	$-

For the year ended December 31 2022 and 2021, the Company recognized $12,070 and $12,065, respectively of interest expense for these short-term loans payable.

Note N – CARES Act Loans

PPP Loan

During the year ended December 31, 2020, the Company obtained a Paycheck Protection Program loan under the CARES Act in the amount of $281,072 to help keep the workforce employed during the COVID-19 crisis. The loan has a maturity of 2 years, an interest rate of 1% and initial loan payments are deferred for ten months. The loan can be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities. The Company determined that all criteria for forgiveness based on both the CARES and the Act have been met as of December 31, 2020 and the PPP loan was 100% forgiven. In analogizing to International Accounting Standard (“IAS”) 20, the Company considers the PPP loan a grant that is expected to be forgiven and as such, has recorded the proceeds as a reduction of the related expenses to which the loan is intended to compensate which have offset salary expenses included in cost of revenue on the consolidated statements of operations for the year ended December 31, 2020. Formal forgiveness was provided to the Company in May 2021.

F-16

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

EIDL Loan

On May 6, 2020, the Company executed the standard loan documents required for securing loans offered by the U.S. Small Business Administration under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. This loan has principal amounts of $150,000. Proceeds from the EIDL were used for working capital purposes because of distribution limitations within the load agreement the Company is presenting the entire balance as a current liability. Interest accrues at a rate of 3.75% per annum and will accrue from the date of inception. Installment payments, including principal and interest, are due monthly beginning May 6, 2021 (twelve months from the initial date of the EIDL funding) with monthly payments of $731. The balance of principal and interest is payable via monthly payments for 30 years from the date of the EIDL. The EIDL is secured by a security interest on all of the Company’s assets.

Future maturities of CARES Act loans are as follows as of December 31, 2022:

2023	$3,207
2024	3,330
2025	3,457
2026	3,588
2027	3,725
Thereafter	132,549
$149,856

CARES Act Loans Interest

Interest expense for these loans for the year ended December 31, 2022 and 2021 was approximately $5,683 and $5,848, respectively.

Note O – Warrant Liability

The Company’s loan payable included a warrant in the amount of 135,000 shares (based on 1.5% interest in all outstanding shares) to purchase common stock (see Note H). The Warrant holder has a “Put Right” whereby Lender may sell the warrant back to the Borrower, coincident with an initial public offering, merger or acquisition, any liquidity event or termination of the warrant, for an amount equal to 25% of the amount funded under this facility. Because of various milestones and criteria and the fact this instrument is to be settled in cash it, this warrant liability was considered a derivative and accordingly was fair valued with a grant date fair value of $162,568 and recorded as a discount to this loan as holder intends to exercise this warrant during the year ended December 31, 2022.

The warrants outstanding as of December 31, 2022 have a weighted-average remaining contractual life of approximately 5.9 years.

The Company used a discounted present value method to fair value this instrument using the following assumptions:

Discount rate	12%
Expiration	7 years
Future value (based on 25% of funded amount)	$375,000
Number of warrants	135,000

F-17

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

A summary of the warrant liability for the years ended December 31, 2022 and 2021 is as follows:

		Weighted-Average
	Number of Warrants	Exercise Price
Outstanding at December 31, 2020	-	$-
Granted	135,000	$2.78
Outstanding at December 31, 2021	135,000	$2.78
Exercisable as of December 31, 2021	135,000	$2.78

Based on the assumptions used, the Company recognized a fair value adjustment of this derivative of $21,131 in the consolidated statements of operations for the year ended December 31, 2022 to adjust the fair value of these warrants as of yearend to $185,325 as of December 31, 2022.

Note P – Stockholder’s Deficit

As of December 31, 2022 and 2021, there is a maximum of 10 million authorized common stock shares at $0.00001 par value with 90,000,000 issued and outstanding (9,000,000 shares pre-stock split).

On August 11, 2022, the Company amended its articles of incorporation where by it increase the total authorized share to be 200,000,000 and authorized two new classes of common stock, Class A Common Stock, par value $0.00001 per share, with 100,000,000 shares authorized (the “Class A Common Stock”), and Class B Common Stock, par value $0.00001 per share, with 59,000,000 shares authorized (the “Class B Common Stock”), and authorize 41,000,000 shares of Preferred Stock, par value $0.00001 per share, which have been designated as Series A Preferred Stock. Additionally, the Company converted all issued and outstanding common stock to Class A Common Stock, perform a 10-for-l forward stock split of the Class A Common Stock (“Stock Split”). All share and per-share data and amounts have been retroactively adjusted as of the earliest period presented in the financial statements to reflect the stock split.

Note Q – Stock Option Plan

In accordance with the stock option plan, officers, directors, and key employees may be awarded options for performance up to the maximum numbers authorized. The maximum number of shares issuable to participants under this plan is limited to 1,000,000. On August 11, 2022, the Company amended its articles of incorporation where by it authorized 20,000,000 shares to be issued under this option plan. The purchase price of shares under the plan is determined at the fair value of the options granted using the Black-Sholes option pricing model. All of the options were issued during the year ended December 31, 2021, with the following terms:

Common stock price	$0.12
Strike price	$0.12
Risk-Free interest rate	1.59%
Expiration	10 years
Expected volatility	75%
Vesting	Immediate

F-18

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

A summary of the status of the Corporation’s option plan as of December 31, 2022 and changes during the years then ended is as follows:

	Shares	Weighted Average Exercise Price	Intrinsic Value
Outstanding at December 31, 2020	234,255	$0.12	$-
Outstanding at December 31, 2021	234,255	$0.12	$-
Outstanding at December 31, 2022	234,255	$0.12	$-

Exercise Price	Outstanding Options at December 31, 2022	Weighted Average Remaining Life for Outstanding Options (years)	Vested Options Available for Exercise at December 31, 2022	Weighted Average Remaining Life for Vested Options (years)
$0.12	234,255	8.79	234,255	8.79
Total	234,255	8.79	234,255	8.79

For the year ended December 31, 2021, the Company recognized $21,998 of stock-based compensation expense related to stock options which is included in general and administrative expenses in the related consolidated statements of operations and comprehensive loss. As of December 31, 2022, there was no unrecognized compensation expense.

Note R – Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The income tax benefit (expense) consists of the following at December 31:

	2022	2021
Current:
Federal	$-	$-
State	-	-
	-	-
Deferred:
Federal	206,805	371,323
State	68,774	123,484
Valuation allowance	(275,579)	(494,807)
Total	$-	$-

The Company does not file income tax returns in the foreign jurisdiction it operates in. The Company has a five-year tax holiday in its foreign operating jurisdiction since its formation in 2018. After the tax holiday, the Company will be subject to foreign income tax in the Ethiopian tax jurisdiction.

F-19

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

Deferred income taxes consists of the following at December 31:

	2022	2021
Deferred tax assets(liabilities):
Accrued expense	$21,209	$29,027
Amortization expense	13,260	1,020
Charitable contribution	4,312	4,270
Depreciation	(2,727)	(3,847)
Deferred revenue	-	5,625
Fair value adjustment	6,368	455
Right of Use Lease	1,229	-
Stock based compensation	6,156	6,156
Interest payable	17,105	20,433
NOL carryforwards	1,006,935	716,535
Prepaid expenses	(32,416)	(909)
Total net deferred tax assets	1,041,431	778,765
Valuation allowance	(1,041,431)	(778,765)
Net deferred taxes-non-current	$-	$-

For the years ended December 31, 2022 and 2021, a reconciliation of the total provision for income taxes after applying the U.S. federal statutory rate of 21% to income before provision for income taxes to the reported provision for income taxes are as follows:

	2022	2021
U.S. statutory rate	21%	21.00%
State taxes, net federal benefit	6.98%	6.98%
U.S. and state tax on foreign operation	(0.12)%	0.54%
Other, net	0%	0.11%
Change in valuation allowance	(27.86)%	(28.63)%
Net deferred taxes-non-current	-	-

Total net operating loss carry forwards at December 31, 2022 were approximately $3,598,303 and may be carried forward indefinitely. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. Based on management’s analysis, management concluded not to retain a deferred tax asset since it is uncertain whether the Company can utilize this asset in future periods. Therefore, management established a full reserve against this asset. The change in the valuation during the years ended December 31, 2022 and 2021 was approximately $262,666 and $547,959, respectively.

Note S – Contingencies and Commitments

Legal

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-20

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note T – Leases

Operating Leases

The Company entered into various agreements to rent warehouse, office, and retail space under non-cancelable operating leases through 2026. In May 2021, the company entered into a lease agreement for its corporate office and warehouse facility which became effective July 1, 2021 for 36 months. In August 2016, the company entered into a lease agreement for its Santa Barbara retail space for 24 months. In May 2019, the lease was amended to include the following: 1) an extension of the lease term to August 31, 2021. In July, 2022 the lease was amended to include the following: 1) an extension of the lease term to July 31, 2024.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The company also elected the practical expedient to not allocated consideration in the contracts between the lease and non-lease components. As a result of the adoption of the new lease accounting guidance, for the office and warehouse facility, the Company recognized on January 1, 2022 a lease liability of $441,843, which represents the present value of the remaining lease payments of $444,390, discounted using the risk-free borrowing rate of 0.47%, and (b) a right-of-use asset of $441,843. For Santa Barbara retail space, the Company recognized on August 1, 2022 a lease liability of $75,812, which represents the present value of the remaining lease payments of $77,952, discounted using the risk-free borrowing rate of 2.9%, and (b) a right-of-use asset of $75,812.

The following table summarizes the right-of-use asset and lease liability as of December 31, 2022:

Office & retail space lease right-of-use asset	$517,655
Less accumulated amortization	(191,550)
Balance of right-of-use asset	$326,105

Lease Liability
Current	$216,162
Long-term	114,334
$330,496

Lease expense for the years ended December 31, 2022 and 2021 was $297,000 and $176,000, respectively.

F-21

Parker Clay Global, PBC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2022 and 2021

The following table summarizes the Company’s scheduled future minimum lease payments as of December 31, 2022:

Year Ended December 31:
2023	$218,148
2024	114,591
Minimum lease payments	332,739
Less: imputed interest	(2,243)
Present value of minimum lease payments	330,496
Less: current maturities of lease liability	(216,162)
Long-term lease liability	$114,334

As of December 31, 2022 the weighted-average remaining lease term for these operating leases is 1.5 years.

Note U – Related Party Transactions

Inventory

PBC purchases its inventory of leather finished goods from PCE’s facility in Ethiopia, which the revenues and associated costs are eliminated on consolidation. Monetary and non-monetary related party transactions that have commercial substance are measured at the exchange amount when they are in the normal course of operations, except when the transaction is an exchange of a product or property held-for-sale in the normal course of operations. Where the transaction is not in the normal course of operations, it is measured at the exchange amount when there is a substantive change in the ownership of the item transferred and there is independent evidence of the exchange amount. All other related party transactions are measured at the carrying amount.

Loan receivable from shareholder

As of December 31, 2022 and 2021, the Company had a loan receivable from a shareholder of $46,033 and $57,568, respectively. This loan receivable was entered into on January 1, 2021 with an interest rate of approximately 1% with a maturity date of December 2029. Annual payments of $12,000 each for years ended December 31, 2022 and 2021 were not paid in cash, instead the company rented the shareholder’s property to be used as a home office in 2021 and 2022 for $1,000 each month.

In 2022, included in the loan receivable current portion are advances to a shareholder amounting to $19,028 due to travel expenses, and were paid subsequently in full in January 2023.

Liabilities

As of December 31, 2022 and 2021, the Company has related party notes payable (included in Note I) of $100,000 and $100,000, respectively; SAFE liabilities (included in Note K) of $317,260 and $317,260, respectively; accounts payables of $4,272 and $6,099, respectively; accrued interest payable of $8,250 and $41,700, respectively.

Expenses

As of December 31, 2022 and 2021, the Company also has related party subcontractor expense of $58,741 and $38,016, respectively; and interest loan expense of $9,562 and $15,750, respectively.

Note V – Subsequent Events

Subsequent events have been evaluated through April 27, 2023 which is the date the consolidated financial statements were ready to be issued.

F-22

Item 8. Exhibits

Exhibit	Description

2.1*	Certificate of Incorporation, as amended
2.2*	Bylaws
3.1*	Articles of Amendment designating Series A Preferred Stock rights
3.2*	Equity Incentive Plan
3.3*	Form of SAFEs
4.1*	Form of Subscription Agreement
6.1**	Contract with DealMaker related entities
6.2*	Consulting Agreement with Impact Family Office
6.3*	Loan Documents with Costella Kirsch VII, L.P.
7.1*	Founder’s Restricted Stock Purchase Agreement
7.2*	Stock Contribution Agreement
11.1	Consent of Auditor
99.1*	B Corporation Handbook

* Filed with form 1-A, filed with the SEC on August 25, 2022, and incorporated herein by reference.

** Filed with form 1-A/A, filed with the SEC on November 9, 2022, and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Barbara, California, on April 28, 2023.

Parker Clay Global , PBC

/s/ Ian Bentley
By:	Ian Bentley
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Parker Clay Global , PBC

/s/ Ian Bentley
By:	Ian Bentley
Chief Executive Officer, Director

/s/ Kiah Jordan
By:	Kiah Jordan
Chief Financial Officer

13